Exhibit 99.1

Cheche Group and CAR Inc. Sign Strategic Partnership Agreement to Integrate Mobility, Insurance and Automotive Aftermarket Services

BEIJING, November 9, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has signed a strategic cooperation agreement in Beijing with CAR Inc., also known as “神州租车”, one of China’s largest car rental and mobility services providers. The two companies intend to combine their capabilities in insurance technology, mobility, and the automotive aftermarket to explore offering customers integrated services across the vehicle usage lifecycle, centered on scenarios that link car rental, auto insurance, and aftermarket services.

The agreement extends Cheche’s work across auto insurance service scenarios and the broader automotive ecosystem and will focus on three areas:

●	Mobility services: exploring how rental benefits and replacement-vehicle services can connect with auto finance, insurance, new vehicle sales, and after-sales service.

●	Product and service innovation: jointly developing mobility service products, including solutions that combine insurance coverage with mobility services.

●	Channel and network collaboration: combining CAR Inc.’s nationwide service network and large fleet with Cheche’s channels across the insurance industry, automakers, and aftermarket services, to explore delivery models that integrate online and offline.

Cheche’s technology and services center on its intelligent connected vehicle insurance platform, including embedded insurance SaaS, AI-based pricing, and digital claims. The Company has business relationships with nearly 20 automakers and connects with more than 100 insurance companies. CAR Inc. has 19 years of experience in mobility, with operations in more than 360 cities, more than 6,500 company-operated locations, and a fleet of more than 220,000 vehicles.

“CAR Inc. brings scale and fleet operations we don’t have; we bring insurance and automotive-technology experience they don’t have. Put together, insurance coverage, mobility benefits, and aftermarket services become part of how customers actually use their vehicles - not separate products bolted on afterward,” said Lei Zhang, Founder, CEO and Chairman of Cheche Group.

“Since the launch of our ‘Car Life’ ecosystem, this agreement marks another significant milestone, further expanding its capabilities and extending its reach,” said Dewu Gao, Chief Executive Officer of CAR Inc. “Cheche’s expertise in insurance and automotive technology complements the scale of our fleet and the strength of our network, creating new opportunities to enhance the value and breadth of our ecosystem.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 101 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

Crocker.coulson@aumadvisors.com

(646) 652-7185